

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3720

October 19, 2015

Brian Meyers
Chief Financial Officer
Lincoln Educational Services Corporation
200 Executive Drive, Suite 340
West Orange, NJ 07052

   Re: **Lincoln Educational Services Corporation**
         Form 10-K for Fiscal Year Ended December 31, 2014
         Response Dated October 8, 2015
         File No. 000-51371

Dear Mr. Meyers:

   We have reviewed your response to our comment letter and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

   Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

   After reviewing your response to this comment, we may have additional comments.

Financial Statements

Revenue Recognition, page F-11

1.   We note in your response to comment 3 that you reassess collectability of tuition and fees when a student withdraws. Tell us whether you continue recognizing revenue for the remainder of the term or program subsequent to the withdrawal date. If so, please tell us, in greater detail, about your historical collections experience with students who become responsible for tuition and related fees due to withdrawal or loss of financial aid eligibility. If your historical collection experience with students who become responsible of a balance due to withdrawal do not support that collectability is reasonably assured, then you should recognize revenue on a cash basis.

You may contact Claire DeLabar, Senior Staff Accountant, at (202) 551-3349, or Ivette Leon, Assistant Chief Accountant, at (202) 551-3351, if you have questions regarding comments on the financial statements and related matters. Please contact Justin Kisner, Staff Attorney, at (202) 551-3788, or Paul Fischer, Staff Attorney, at (202) 551-3415, or me at (202) 551-3810 with any other questions.

Sincerely,

/s/ Terry French for

Larry Spirgel
Assistant Director
AD Office 11 – Telecommunications